October 23, 2018

VIA EDGAR TRANSMISSION

Ms. Lisa Larkin
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	North Square Investments Trust (the “Trust”) File Nos.: 333-226989 Regarding the Reorganization of the Oak Ridge Funds into the North Square Investments Trust
CIK No. 0001750821

Dear Ms. Larkin:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), North Square Investments Trust (the “Registrant”) hereby requests that the Amendment to the Registration Statement filed on Form N‑14, which was filed as EDGAR submission type N‑14/A with the U.S. Securities and Exchange Commission on October 23, 2018 (Accession No. 0000894189-18-005724) to register shares in connection with the reorganization of Oak Ridge Funds into the North Square Investments Trust, be withdrawn because the Registrant inadvertently provided the 333 number for the N-1A rather than for the N-14.

The Registrant is requesting that the Amendment to the Registration Statement be withdrawn as it intends to file a new Amendment to the Registration Statement on Form N‑14 with the correct 333 number.  No securities have been sold in connection with the previously filed Form N-14 Information Statement.

If you have any questions regarding this registration withdrawal, please do not hesitate to contact the undersigned at 312-857-7038.

Sincerely,

/s/ Alan Molotsky
Alan Molotsky, Esq.
Secretary of the Trust